Exhibit 99.69

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

Vox Royalty Corp.
Management Discussion & Analysis
For the three and six months ended June 30, 2021

Effective Date

This Management Discussion and Analysis (“MD&A”) is prepared as of August 16, 2021. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. Readers should read the sections of this MD&A entitled “Risk Factors” and “Forward Looking Information”. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 as well as the audited consolidated financial statements of the Company for the year ended December 31, 2020. The unaudited condensed interim consolidated financial statements for the period ended June 30, 2021 have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting. The policies applied in the unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Management is responsible for the preparation of the consolidated financial statements and this MD&A. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights for the Three and Six Month Periods Ended June 30, 2021	3
COVID-19 Pandemic	6
Outlook for 2021	7
Asset Portfolio	8
Summary of Quarterly Results	10
Liquidity and Capital Resources	12
Off-Balance Sheet Arrangements	13
Commitments and Contingencies	13
Related Party Transactions	13
Changes in Accounting Policies	14
Recent Accounting Pronouncements	14
Outstanding Share Data	14
Critical Accounting Judgements and Estimates	15
Financial Instruments	15
Risks and Uncertainties	17
Forward-Looking Information	23
Third-Party Market and Technical Information	23

Abbreviations Used in This Report

Abbreviated Definitions

Periods Under Review		Interest Types		Currencies
Q2 2021	The three-month period ended June 30, 2021	“NSR”	Net smelter return royalty	“$”	United States dollars
Q1 2021	The three-month period ended March 31, 2021	“GRR”	Gross revenue royalty	“A$”	Australian dollars
Q4 2020	The three-month period ended December 31, 2020	“FC”	Free carry	“C$”	Canadian dollars
Q3 2020	The three-month period ended September 30, 2020	“PR”	Production royalty
Q2 2020	The three-month period ended June 30, 2020	“GPR”	Gross proceeds royalty
Q1 2020	The three-month period ended March 31, 2020	“GSR”	Gross sales royalty
Q4 2019	The three-month period ended December 31, 2019	“FOB”	Free on board
Q3 2019	The three-month period ended September 30, 2019

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Overview

Vox Royalty Corp. (“Vox” or the “Company”) is a mining royalty and streaming company focused on building a portfolio of royalties and streams across a diverse mix of precious metals assets. Vox has a unique mandate to opportunistically acquire royalties and streams on quality assets at attractive prices over a diverse portfolio of underlying hard rock commodities including precious metals, base and battery metals as well as certain bulk commodities. Precious metals assets currently make up 70% of the assets underlying the Corporation’s royalties and streams by royalty count.

The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become one of the fastest growing companies in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on the OTCQX under the symbol “VOXCF”. Further information on Vox can be found at www.voxroyalty.com.

The following table shows the Company’s asset count as of the date of this MD&A:

Asset stage	Current
Producing	5
Advanced	15
Exploration	34
Total	54

Highlights for the Three and Six Month Periods Ended June 30, 2021

Financial and Operating

-	Record revenues of $1,314,030 and $1,854,010 for the three and six months ended June 30, 2021;

-	Inaugural revenues from the Koolyanobbing royalty, an uncapped 2% FOB sales value royalty, commencing January 1, 2021, and the Janet Ivy royalty, an uncapped A$0.50/t royalty, commencing April 1, 2021;

-	Record gross profits of $1,053,487 and $1,532,758 for the three and six months ended June 30, 2021;

-	Record net income of $2,057,694 and $1,440,277 for the three and six months ended June 30, 2021; and

-	Strong balance sheet position at period end, including:

o	Cash on hand of $5,308,977;

o	Working capital of $8,684,985; and

o	Total assets of $30,161,290.

Financing

On March 25, 2021, Vox completed an overnight marketed public offering (the “Offering”), through a syndicate of underwriters co-led by BMO Capital Markets and Cantor Fitzgerald Canada Corporation, and including Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. (collectively, the “Underwriters”). The gross proceeds of the Offering prior to deducting commission and expenses was C$16,847,298 ($13,242,786). The Company issued 5,615,766 units (consisting of one ordinary share of the Company and one half of one share purchase warrant of the Company; together, a “Unit”) at a price of C$3.00 per Unit, which included the Underwriters’ partial exercise of an over-allotment option to acquire an additional 615,766 Units. Each whole warrant will be exercisable to acquire one ordinary share of the Company for a period of 36 months at an exercise price of C$4.50 per warrant. In consideration for services provided in connection with the Offering, the Underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering.

Royalty Acquisitions

On January 21, 2021, Vox completed the acquisition of a portfolio of five royalties from Breakwater Resources Ltd. and its affiliates (“Breakwater”). The total consideration paid to Breakwater was C$1,125,001 ($889,120), consisting of cash of C$400,001 (314,954) and the issuance of 252,878 common shares of the Company, valued at C$725,000 ($574,166).

On March 12, 2021, Vox completed the acquisition of a portfolio of three royalties from Gibb River Diamonds Ltd. (“Gibb River”). The total consideration paid to Gibb River was A$325,000 ($251,408), paid in cash.

On March 30, 2021, Vox completed the acquisition of a portfolio of two royalties from Horizon Minerals Limited (“Horizon”). The upfront consideration paid to Horizon was A$4,000,000 ($3,056,607), paid in cash. A further payment of A$3,000,000 is payable, in cash or shares, at the Company’s sole discretion, on the satisfaction of certain future production milestones.

On April 8, 2021, 2021, Vox made a cash payment of A$1,782,032 ($1,357,731) to Mineral Resources Ltd to extinguish the outstanding balance of the Koolyanobbing royalty advance payment.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

On May 25, 2021, Vox completed the acquisition of the Bullabulling gold royalty from a private Australian-registered entity (“Vendor”). The upfront consideration paid to the Vendor was A$1,200,000 ($931,308), paid in cash. Two milestone payments (A$500,000 in each case) become payable on the satisfaction of certain future permitting and production milestones. Each milestone payment may be paid (i) 100% in cash or (ii) 50% in cash and 50% in common shares of Vox, at the Company’s sole discretion.

On June 7, 2021, Vox completed the acquisition of the South Railroad gold royalty from a group of private individuals. The upfront consideration paid to the private individuals was $1,980,000, paid in cash. In addition, a cash finders’ fee of $99,000 was paid to a private entity.

On June 11, 2021, Vox entered into a royalty purchase and sale agreement with Golden Cross Resources Ltd. to acquire the Brightstar Alpha royalty. The total purchase price paid to Golden Cross Resources Ltd. was A$50,000 in cash.

On June 30, 2021, the Company entered into binding agreements with Titan to acquire a portfolio of four royalties. The upfront cash consideration to be paid to Titan was $1,000,000. As at June 30, 2021, the balance of the cash consideration has been included in accounts payable and accrued liabilities.

Graphite Royalty Sale

On June 30, 2021, the Company entered into a definitive royalty sale and purchase agreement with Electric Royalties Ltd. (“Electric”) whereby Electric agreed to acquire two graphite royalties from Vox for total consideration of C$2,900,000, consisting of C$2,850,000 in common shares of Electric (the “Electric Shares”) and a C$50,000 cash non-refundable exclusivity payment, of which C$25,000 was received during the three months ended June 30, 2021. As at June 30, 2021, the balance owing to Vox is C$2,875,000 ($2,319,671), which has been included in accounts receivable. The Company received the Electric Shares and remaining non-refundable exclusivity payment subsequent to June 30, 2021.

The Company recognized a gain on sale of the two graphite royalties of $2,030,700.

Development of Royalty Assets

During the six months ended June 30, 2021, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets. Key development news for the period is summarized as follows:

•	On January 27, 2021, Kalamazoo Resources Limited (“Kalamazoo”) announced positive drilling results and stated that over the next 12-24 months, it aims to substantially increase the JORC 2012 Mineral Resource Estimate of 20.8Mt @2.5g/t Au for 1.65Moz and advance project development at the Ashburton gold project.

•	On January 28, 2021 and February 19, 2021, Silver Mines Limited (“Silver Mines”) released significant high-grade drilling results from the Bowdens Silver Northwest High-Grade Zone.

•	On January 29, 2021, Silver Mines shared in their quarterly report that the Bowdens silver project Environmental Impact Statement (“EIS”) was placed on an eight-week public exhibition which concluded during the September 2020 quarter. From the exhibition process, Silver Mines received no objections to the Bowdens silver project from any Government agencies.

•	On February 16, 2021, Jangada Mines plc (“Jangada”) announced a positive Preliminary Economic Assessment for the Pitombeiras vanadium project, including the first trial production anticipated for Q1 2022.

•	On February 18, 2021, Hecla Mining Company (“Hecla”) announced that at the Montanore project, the Kootenai National Forest’s Final Supplemental EIS and Record of Decision are expected later in 2021.

•	On February 24, 2021, Kalamazoo announced further positive drilling results and is planning a ~15,000 to ~20,000 metre drill campaign for the upcoming field season, commencing in Q2 2021.

•	On February 24, 2021, Venturex Resources Limited (“Venturex”) announced a recapitalization plan for the company, including binding commitments to raise A$14 million of cash through an equity placement. The proceeds of the equity raise are intended to be used to fund development activities for the Sulphur Springs project along with corporate and general working capital.

•	On March 10, 2021, Venturex announced commencement of key work programs to advance Sulphur Springs to a final investment decision, with all critical path items and project engineering works scheduled. Venturex also disclosed that drilling to upgrade the inferred open pit resources is due to commence in May 2021.

•	On March 18, 2021, Metalicity Limited (“Metalicity”) announced that it had drilled 12 holes for 3,043 metres at the historical Cosmopolitan Gold Mine with assay results expected over the coming weeks.

•	On March 19, 2021, Jangada announced that it had submitted an application to the Brazilian National Mining Agency (“Agência Nacional de Mineração” or “ANM”) to obtain a trial mining licence (“Guia de Utilização” or “GU”) that once approved, will allow for the extraction of 300,000 tonnes of Ferrovanadium-bearing material per year from Jangada’s exploration licenses with the purpose of continuing to evaluate the technical aspects and economic benefits of the Pitombeiras Project.

•	On March 26, 2021, Black Cat Syndicate Limited (“Black Cat”) announced that it exercised its option to acquire a 1.5mtpa milling facility inclusive of associated equipment. The processing facility will be located near the Imperial/Majestic deposit.

•	On March 24, 2021, Silver Mines reported that it has submitted its Mining Lease Application for the development of the Bowdens silver project and is currently completing its EIS response to submissions to The New South Wales Department of Planning, Industry and Environment, as part of the final stages of the approvals process.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

•	On March 29, 2021, Thor Explorations Ltd. (“Thor”) reported total probable reserves of 517,800 ounces at 4.02g/t, representing a 28% increase over the March 2019 Segilola Definitive Feasibility Study.

•	On April 9, 2021, Genesis Minerals Limited (“Genesis”) announced that it had defined a promising new prospect at Puzzle North (located 700m north of the Puzzle deposit) with positive shallow drilling results. At the Puzzle deposit they had strong assays returned from limited recent resource upgrade drilling.

•	On April 12, 2021, ValOre Metals Corp. (“Valore”) announced the commencement of their 2021 Exploration Program, which included a fully funded and permitted 8,000m drilling program focused on undrilled new discovery, pre-resource target advancement and resource expansion.

•	On April 15, 2021, Venturex announced that approval from the Department of Mines, Industry Regulation and Safety were received for their Project Management Plan on April 9, 2021, allowing the upgrade of a 7.6km access road to the Sulphur Springs mine site as an early critical-path item for the project’s development. An 8-week program of geotechnical drilling for the Sulphur Springs Tailings Storage Facility commenced on April 14, 2021, which will enable submission of a Mining Proposal / Mine Closure Plan and Works Approval application, the final two key approvals required for project development to proceed.

•	On April 22, 2021, Genesis announced that it received firm commitments for a A$10M equity raise plus an additional A$1M to be raised under a Share Purchase Plan to advance exploration activities, finalise a Feasibility Study and progress Genesis’ Ulysses Project towards a development decision in Q4 2021. A planned 40,000m reverse circulation and diamond drilling program will focus on resource growth across Genesis’ multiple projects, including the royalty-linked Puzzle North deposit. A 25,000m aircore drilling program will also commence in the June quarter to focus on the 15km of strike of the Ulysses-Orient Well corridor and the 6km strike of the royalty-linked Puzzle granite-greenstone contact.

•	On April 28, 2021, Alamos Gold Inc. (“Alamos”) announced that It continues to advance permitting of the Lynn Lake project, with approval of its EIS expected in mid-2022, following which, Alamos expects to make a construction decision.

•	On April 30, 2021, Black Cat announced that during the first quarter of 2021 1,913m of drilling across 28 holes was completed at the royalty-linked Trump deposit.

•	On April 30, 202, Norwest Minerals Limited (“Norwest”) announced it completed 5,000m of reverse circulation drilling during the first calendar quarter of 2021, which was designed to test for high-grade gold mineralisation extending below the historical Bulgera and Mercuri open pits;

•	On May 3, 2021, Kalamazoo announced that its Phase 2 drilling program of 12,000m at Kalamazoo is underway, which will focus on increasing the resource base from the current JORC 2012 Mineral Resource Estimate of 20.8Mt @2.5g/t Au for 1.65Moz.

•	On May 4, 2021, Jangada announced additional drilling results and an updated mineral resource and Preliminary Economic Assessment (“PEA”) timing. 22 drill holes for 1,466m were completed with 18 holes intersecting vanadiferous titanomagnetite mineralization. An upgraded and expanded Mineral Resource Estimate and revised PEA are scheduled for completion in Q3 2021.

•	On May 5, 2021, Black Cat announced that it has received firm commitments for an approximate A$20M equity raise. The funds raised will be applied to extension and exploration drilling, mill equipment purchases, feasibility studies and other working capital. The equity raise forms part of Black Cat’s rapid start-up strategy for its Kal East Gold Project, which includes the Bulong royalty-linked deposits at the Myhree Mining Centre (Myhree, Boundary, Trump and Strathfield deposits).

•	On May 11, 2021, Norwest announced that final gold assay results from the first quarter drilling resulted in new high-grade gold intersections.

•	On May 14, 2021, Silver Mines announced high grade drill results, establishing the Bowdens Silver “Aegean Zone” as a significant target for underground mining scenarios. In addition, drilling results to the north of the Main Zone and close to surface, confirmed that the Main Zone remains open to the northwest of the current Ore Reserve.

•	On May 18, 2021, Silver Mines announced that based on recent drilling success, which has resulted in the identification of new silver feeder veins, the decision was made to substantially expand drilling activity at Bowdens Silver with a 30,000m program with four rigs currently operational on site. The expanded drilling program is to continue until at least the end of 2021.

•	On May 26, 2021, Corazon Mining Limited announced that it has engaged international mining consultants, Palaris, to undertake mining studies for the potential recommencement of mining operations at Lynn Lake (Nickel).

•	On June 14, 2021, Karora Resource Inc. (“Karora”) announced a new partnership with The Net Zero Company to commit to and to implement a pathway to becoming one of the world’s first net zero greenhouse gas junior mining companies.

•	On June 15, 2021, Genesis announced reverse circulation drilling continued to confirm the potential to grow all key deposits which form the Ulysses Gold Project, including the royalty-linked Puzzle North deposit. The Puzzle North deposit has also been expanded with significant new shallow results, which are some of the most outstanding drilling results ever reported by Genesis in the history of the Ulysses Project.

•	On June 15, 2021, Metalicity announced that it has received firm commitments for a A$3,000,000 equity raise. The funds raised will be used to advance the Kookynie gold project, continue to develop its maiden JORC resource estimate (including royalty-linked McTavish deposit), together with providing working capital and funding for potential new opportunities.

•	On June 16, 2021, Jangada announced an updated resource estimate at the Pitombeiras North and South targets, including a 221% increase in measured and indicated resources, and an updated PEA to be completed in the third calendar quarter of 2021.

•	On June 28, 2021, Karora announced Phase 1 and Phase 2 expansion plans at the Higginsville project. Phase 1 expansion plans are to increase the mill from 1.4 million tonnes per annum (“Mtpa”) to 1.6Mtpa and Phase 2 expansion plans are to increase the throughput rate to 2.5Mtpa by 2024. Once completed, the mill expansion would provide optionality to blend Paleochannel material with material from Karora’s other mines.

•	On June 28, 2021, Jangada announced that the Brazilian National Mining Agency has granted a trial mining license for the Pitombeiras project. The trial mining license allows for the extraction of up to 300,000 tonnes of Ferrovanadium bearing material per year from Jangada’s exploration licenses with the purpose of continuing to evaluate the technical aspects and economic benefits of the project.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

•	On June 28, 2021, Tartisan Nickel Corp. (“Tartisan”) announced that it had commenced a 10,000m drill program with two diamond drill rigs and that it anticipates having an updated Preliminary Economic Assessment completed for the Kenbridge nickel project during Q3 2021.

Subsequent to the end of Q2 2021, the following key development news flow was released:

•	On July 1, 2021, Genesis announced a 7,500m drill program is planned at Puzzle North and Puzzle (both royalty-linked) over the next three months to in-fill and extend known mineralisation.

•	On July 8, 2021, Metalicity announced that final assays from recent drilling at the McTavish prospect has returned some of the best high-grade results at the project to date. Metalicity is planning to prioritize McTavish and the 2km of untested strike between McTavish and Leipold in its next exploration efforts and in due course, plan to release its Maiden JORC 2012 Mineral Resource Estimate for the Leipold, McTavish and Champion Prospects.

•	On July 8, 2021, Black Cat announced that approval to develop the underground mine at Majestic has been received. This means that the two initial mines (Myhree open cut and Majestic underground) are on schedule for initial development in mid-2022. In addition, Black Cat received approval for the construction of the processing facility at the Majestic Mining Centre and that a 10,000m drill program is planned for the royalty-linked Myhree Mining Centre in the second half of calendar 2021. This royalty-linked drilling includes grade control drilling at Myhree open pit and Boundary open pit, and resource definition drilling at Myhree underground, Queen Margaret and Anomaly 38.

•	On July 19, 2021, Thor announced that it has commenced the commissioning of its gold processing plant following the successful turning of the mills at its Segilola Gold project. On July 30, 2021, Thor confirmed that they had completed their first gold pour at Segilola.

•	On July 22, 2021, Evolution Mining Limited announced that it entered into an agreement with Northern Star Resources Limited (“Northern Star”) to acquire the Kunduna mines from Northern Star for A$400,000,000. Included in this asset acquisition is the West Kunduna joint venture tenements, which host a sliding scale 1.5% to 2.5% NSR held by Vox.

•	On July 28, 2021, Alamos announced that that during the second quarter of 2021, 9,396m of drilling was completed Lynn Lake, across the royalty-linked MacLellan deposit and non-royalty linked deposits.

•	On July 29, 2021, Venturex announced that it has commenced a A$10,000,000 drill program at Sulphur Springs, with the aim of upgrading the majority of the Inferred Resources to the Indicated category. This will significantly de-risk the project, enabling Venturex to advance funding options. In addition, Venturex will undertake a significant drill program to test for extensions to the known resource and mineralisation boundaries. A resource update is anticipated in the first half of 2022 and a target to complete the remaining project approvals by the end of 2022.

•	On July 28, 2021, Black Cat announced that during the June 2021 quarter they had completed 120 RC grade control drill holes for a total of 4,315m drilled at the Myhree open pit, with results expected in September 2021.

•	On July 29, 2021, Jangada announced a 45% resource upgrade at the Pitombeiras project, a Definitive Feasibility Study will be issued during Q3 2021 and that they intend to proceed to mine development, with first production as early as the first half of 2022.

Normal Course Issuer Bid

Under the Company’s normal course issuer bid (“NCIB”), the Company is able to purchase up to 1,628,289 common shares until November 18, 2021. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the three months ended March 31, 2021, the Company purchased and cancelled 280,800 common shares. During the three months ended June 30, 2021, the Company did not purchase and cancel any shares.

COVID-19 Pandemic

The current COVID-19 (coronavirus) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices and has raised the prospect of an extended global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. To date, a number of mining projects have been suspended globally as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended and remains suspended, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. As at June 30, 2021, the Company has not recorded any adjustments related to the COVID-19 pandemic.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Outlook for 2021

Production Stage Assets

Based on operator guidance, Vox expects to increase its producing royalty asset count within its existing portfolio from two at the end of Q4 2020 to five by the end of 2021 (excluding the divested Graphmada graphite royalty), including:

•	Koolyanobbing (Deception & Altair Pits): producing 2% FOB revenue iron ore royalty over part of the Deception Pit and all of the Altair Pit in Western Australia;

•	Higginsville (Dry Creek): producing grade-linked tonnage royalty in Western Australia, covering part of the Hidden Secret, Mousehollow and Paleochannels deposits;

•	Brauna: producing 0.5% GSR interest in Brazil, South America’s largest operating diamond mine, currently mining one of 21 kimberlite occurrences on the property;

•	Janet Ivy: producing tonnage royalty in Western Australia, covering the Janet Ivy gold mine, which is expected to be expanded once final permitting of the Binduli North heap leach expansion is completed; and

•	Segilola: producing 1.5% NSR in Nigeria, capped at $3.5M, with Thor announcing first gold pour on July 30, 2021.

Development Assets

Based on operator guidance, Vox anticipates the following catalysts for development and exploration stage royalties during the remainder of 2021:

•	Janet Ivy (Binduli North Expansion): Final EPA permitting for 5Mtpa Binduli North gold heap leach expansion project, which was targeted for first production by Zijin Mining Group Co., Limited in March 2022, as discussed on April 28, 2020.

•	Otto Bore: Commencement of development pre-stripping at the Otto Bore gold deposit, to provide mill feed for the adjacent Thunderbox Mine, as flagged by Northern Star in their Investor Day presentation on July 22, 2021.

•	Bulong: 10,000m drill program planned for the royalty-linked Myhree Mining Centre in the second half of calendar 2021. This includes grade control drilling at Myhree open pit and Boundary open pit, and resource definition drilling at Myhree underground, Queen Margaret and Anomaly 38, as discussed by Black Cat in their presentation on July 14, 2021.

•	South Railroad: completion of 2021 drilling program, focused on growing ounces at Pinion & Dark Star deposits, and completion of the project feasibility study, as discussed by Gold Standard Ventures in their August 2021 investor presentation.

•	Pitombeiras: completion by Jangada of an updated Definitive Feasibility Study and resource estimate update in Q3 2021, as discussed on July 9, 2021.

•	Bowdens: 30,000m expanded drilling program with four drill rigs currently on site, as discussed on May 18, 2021 and Silver Mines responding to submissions received in relation to the Bowdens Silver Project EIS eight-week public exhibition, as discussed on January 28, 2021.

•	Pedra Branca: 8,000m drilling program focused on undrilled new discovery, pre-resource target advancement and resource expansion conducted by ValOre, as discussed on April 12, 2021.

•	Sulfur Springs: updates from Venturex on their 8-week program of geotechnical drilling for the Tailings Storage Facility, which will enable submission of a Mining Proposal / Mine Closure Plan and Works Approval application, the final two key approvals required for project development to proceed as discussed on April 15, 2021.

•	Lynn Lake – MacLellan: 17,000m drilling program budgeted by Alamos for 2021, partially on royalty claims covering part of the MacLellan deposit, ongoing environmental baseline work to support permitting of the project, community engagement, and other engineering and geotechnical work, which Vox hopes will support a construction decision in 2022, as discussed on April 28, 2021.

•	Lynn Lake (Nickel): completion of Modern Mining Study by Corazon contemplating the restart of the Lynn Lake nickel mine, as discussed on May 26, 2021.

•	Montanore: finalisation of a supplemental EIS that is being prepared by the US Forest Service focusing on the evaluation phase, and a Record of Decision that was expected in mid-2021 (now targeting early 2022) in response to litigation completed in 2017, as discussed by Hecla in their May 2021 corporate presentation.

•	Kenbridge: completion of an updated Preliminary Economic Assessment by Tartisan Nickel Corp. during Q3 2021, as discussed on February 2, 2021.

•	Kookynie (Consolidated Gold): 40,000m reverse circulation drilling and 25,000m aircore drilling program, including 7,500m drilling at the Puzzle North discovery and Puzzle deposit, and completion by Genesis of a feasibility study on the Kookynie project, as discussed on April 22, 2021 and July 1, 2021.

•	Kookynie (Melita): completion by Metalicity of an updated mineral resource estimate for the McTavish deposit in 2021, as discussed on March 18, 2021.

Continued organic news flow from our operating partners, targeting an approximate average of 30,000m partner-funded drilling on royalty projects each quarter.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalty and streams, Vox management believes that there may be opportunities to maximize the value of its assets through the sale, assignment or transfer of certain royalties or streams, or the right to acquire certain royalties or streams, to third parties. Vox is committed to maximizing growth and shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves. As an example, on June 30, 2021, Vox entered into a definitive royalty sale and purchase agreement with Electric as further described under “Highlights for the Three and Six Month Periods Ended June 30, 2021 - Royalty Sale” herein.

Asset Portfolio

As of the date of this MD&A, Vox owns 54 royalties and streaming assets, including one royalty option. Vox ended the second quarter with four producing royalty assets and expects to increase its producing royalty asset count within its existing portfolio to five by the end of 2021. In addition, the Company owns a number of royalties and streams on development and exploration stage projects. Vox’s interests span eight jurisdictions, including 37 royalty assets in Australia and nine in North America.

The following table summarizes each of Vox’s royalty and streaming assets:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Higginsville (Dry Creek)	A$0.66/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources
Segilola	1.5% NSR (subject to $3.5M cap)	Gold	Nigeria	Construction	Thor Explorations Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Pre-Construction	Aurenne Group Holdings
Bulong	1.0% NSR	Gold	Australia	Pre-Construction	Black Cat Syndicate Limited
Ashburton	1.75% GRR (>250K oz)	Gold	Australia	Exploration	Kalamazoo Resources
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Norton Gold Fields Pty Ltd (Zijin Mining)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Development	Northern Star Resources Ltd
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Gold Standard Ventures
Bullabulling	A$10/oz gold royalty	Gold	Australia	Development	Norton Gold Fields Pty Ltd (Zijin Mining)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Kelly Well	10% FC (converts to 1% NSR)	Gold	Australia	Exploration	Dacian Gold
New Bore	10% FC (converts to 1% NSR)	Gold	Australia	Exploration	Dacian Gold
Millrose	1.0% GRR	Gold	Australia	Exploration	Jindalee Resources
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Exploration (Feasibility due 2021)	Genesis Minerals Ltd
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Exploration	Metalicity Limited
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Northern Star Resources and Tribute Resources

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
British King	1.5% NSR on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development	BK Gold Mines
Merlin	0.75% GRR (>250K oz)	Gold	Australia	Exploration	Northern Star Resources
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1% NSR	Gold	Australia	Exploration	Norwest Minerals
Comet Gold	1% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Brightstar Alpha	2% PR	Gold	Australia	Exploration	Brightstar Resources Limited
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources Ltd.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Exploration (PEA 2018)	ValOre Metals Corp.
Montana Assets (Option)	1.5% NSR	Gold, copper	USA	Exploration	Privately held
Mexico Assets	1.0% NSR	Silver, lead, zinc	Mexico	Exploration	Privately held
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Exploration (PEA in Feb-2021)	Jangada Mines
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Axis Minerals Pty Ltd
Alce	3.0% GRR	Gold, copper	Peru	Exploration	Compania Minera Santa Raquel SAC
Las Antas	2.0% GRR	Gold, copper	Peru	Exploration	Western Pacific Resources Corp.
Volga	2.0% GRR	Copper	Australia	Exploration (Toll- treatment Potential)	Novel Mining
Uley	1.5% GRR	Graphite	Australia	Development (Feasibility)	Quantum Graphite
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development (Feasibility)	Venturex Resources
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development (Feasibility)	Venturex Resources
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Brits(4)	1.75% GSR (or ~C$1.03/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Kenbridge	1% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Exploration (PEA due Q3 2021)	Tartisan Nickel Corp.
Lynn Lake (Nickel)	2% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Phoebe(5)	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Cart(5)	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Jaw(5)	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Colossus(5)	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.71/gram gold ore milled, as at 16 November 2020.

(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.

(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1)

(4)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.

(5)	Subject to completion of the Titan acquisition as of the date of this MD&A.

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
	$	$	$	$	$	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenues	1,314,030	539,980	115,975	10,252	-	-	-	-
Gross profit	1,053,487	479,271	99,905	5,486	-	-	-	-
Operating expenses	1,368,146	1,398,592	1,955,179	2,699,519	2,623,941	217,345	346,567	188,632
Net income (loss)	2,057,694	(617,417)	(2,751,464)	(2,284,933)	(4,155,243)	(1,039,763)	(282,491)	(189,540)
Net income (loss) per share	0.05	(0.02)	(0.09)	(0.07)	(0.15)	(0.04)	(0.01)	(0.01)

Statement of Financial Position
Total assets	30,161,290	29,024,889	15,186,635	17,208,862	18,061,579	4,241,032	4,847,549	5,763,287
Total non-current liabilities	1,862,249	1,976,007	1,042,642	629,705	1,074,413	260,105	259,381	258,321

Statement of Cash Flows
Net cash flows used in operating activities	(427,511)	(568,219)	(453,254)	(763,440)	(347,114)	(292,160)	650,394	(232,209)
Net cash flows used in investing activities	(4,651,327)	(3,679,021)	(548,540)	(1,139,770)	(2,393,823)	378,005	(996,782)	6,686
Net cash flows from financing activities	(152,628)	11,850,111	143,369	42,864	8,839,752	100,520	328,980	267,381

Second Quarter Results

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q2 2021” refers to the three-month period ended June 30, 2021 and the “comparable quarter” or “Q2 2020” refers to the three-month period ended June 30, 2020.

Revenues

Royalty revenues for the quarter were $1,314,030 compared to $Nil in the comparable quarter. Revenues reported for the period benefitted from increased royalty-linked production by Mineral Resources Ltd. at Koolyanobbing, increased production by Karora from the Hidden Secret and Mousehollow deposits at Higginsville covered by the Dry Creek royalty, inaugural royalty revenues earned from the Janet Ivy royalty, and increased production by the operator of the Brauna royalty.

Operating Expenses

Operating expenses for the quarter were $1,368,146, down from $2,623,941 in the comparable quarter. The decrease in expenditures was primarily related to the following:

•	Increase in general and administration costs of $128,762. The increase is primarily related to the additional costs associated with the Company being publicly listed during the quarter vs. a private company until completion of the RTO on May 19, 2020, including expenditures for additional insurance coverage, conferences, investor relations, its transfer agent and filing fees;

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

•	Increase in professional fees of $153,347. The increase is primarily related to the additional costs associated with the Company being publicly listed during the quarter vs. a private company until completion of the RTO on May 19, 2020, including expenditures for additional general corporate matters, an annual shareholder meeting held in June 2021, advisory fees paid and an increase in audit and tax fees compared to the comparable quarter;

•	Decrease in share-based compensation of $1,365,179. The decrease is related to a one-time grant of RSUs to certain employees of the Company which fully vested in 2020; and

•	The comparable quarter had an impairment of royalty, stream and other interests of $168,750 vs. $Nil in Q2 2021.

Other Income (Expenses)

Other income for the quarter was $2,372,353 verses expenses of $1,531,302 in the comparable quarter. The increase in income was primarily related to the following:

•	The comparable quarter included an unrealized gain on investments of $105,775, reverse take-over acquisition costs of $1,506,051, fair value change expense on embedded derivatives of $319,216 and a foreign exchange gain of $212,294; and

•	In Q2 2021, the Company realized a gain on sale of two royalty assets of $2,030,700, fair value change income on embedded derivatives of $162,174 and a foreign exchange gain of $173,151.

Net Income

The net income and comprehensive income for the quarter was $2,057,694 versus a loss of $4,155,243 in the comparable quarter. On a per share basis, the net income was $0.05 for Q2 2021 versus a loss of $0.15 in the comparable quarter. The increase in income stems from the results of operations discussed above.

Year-To-Date 2021 Results

Operating results herein are discussed primarily with respect to the comparable period in the prior year. “YTD” or “6M2021” refers to the six-month period ended June 30, 2021 and the “comparable period” or “6M2020” refers to the six-month period ended June 30, 2020.

Revenues

Royalty revenues for the YTD were $1,854,010 compared to $Nil in the comparable period. Revenues reported for the period benefitted from inaugural revenues recognized from the Koolyanobbing royalty commencing January 1, 2021 along with increased royalty-linked production by Mineral Resources Ltd. at Koolyanobbing during Q2 2021, increased production by Karora from the Hidden Secret deposit at Higginsville covered by the Dry Creek royalty, inaugural royalty revenues earned from the Janet Ivy royalty commencing April 1, 2021, and increased production by the operator of the Brauna royalty.

Operating Expenses

Operating expenses for the 6M2021 were $2,766,738, down from $2,841,286 in the 6M2020. The decrease in expenditures was primarily related to the following:

•	Increase in salaries and benefits of $519,487. The increase is primarily a result of the Company having a head count of two and being a private company for the majority of the comparable period vs. a head count of six and being a public company in the YTD;

•	Increase in general and administration costs of $341,635. The increase is primarily related to the additional costs associated with the Company being publicly listed during the 6M2021 vs. a private company until May 19, 2020, including expenditures for additional insurance coverage, conferences, investor relations, filing fees and the Company’s transfer agent;

•	Increase in professional fees of $354,751. The increase in primarily related to the additional costs associated with the Company being publicly listed during the YTD vs. a private company until May 19, 2020, including expenditures for additional general corporate matters, a warrant holders meeting held in February 2021, a shareholder meeting held in June 2021, advisory fees paid and an increase in audit and tax fees compared to the comparable year;

•	Increase in depreciation expense of $78,645 for the 6M2021, as a result of acquiring the MRO database in May 2020;

•	Decrease in share-based compensation of $1,200,316 during the YTD. The decrease is related to a one-time grant of RSUs to certain employees of the Company which fully vested in 2020; and

•	The comparable period had an impairment of royalty, stream and other interests of $168,750 vs. $Nil in 6M2021.

Other Income (Expenses)

Other income for the YTD was $2,674,257 verses expenses of $2,353,720 in the comparable period. The increase in income was primarily related to the following:

•	The comparable period included an unrealized gain on investments of $585,129, a realized loss on investments of $1,037,600, reverse take-over acquisition costs of $1,771,672, fair value change expense on embedded derivatives of $307,810 and a foreign exchange gain of $212,294; and

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

•	In the YTD, the Company realized a gain on sale of two royalty assets of $2,030,700, fair value change income on embedded derivatives of $541,392, transaction costs related to the warrant portion of the Company’s March 2021 financing of $111,715 and a foreign exchange gain of $206,694.

Net Income

The net income and comprehensive income for the YTD was $1,440,277 versus a loss of $5,195,006 in the comparable period. On a per share basis, the net income was $0.04 for the 6M2021 versus a loss of $0.20 in the comparable period. The increase in income stems from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position at June 30, 2021 comprised current assets of $10,340,431, including cash of $5,308,977. Against current liabilities of $1,655,446, this resulted in net working capital of $8,684,985. This compares to current assets of $3,562,249 and net working capital of $3,335,829 at December 31, 2020.

Cash Flows Used in Operations

Cash flows used in operations in Q2 2021 was $$427,511 vs. $347,114 in Q2 2020. The increase in cash flows used in operations during the period is mainly a result of an increase in receivables of $712,811, a decrease in prepaid expenses of $132,933, a decrease in accounts payable of $337,783 and an increase in income from operating activities prior to non-cash working capital changes of $837,264 over the comparable period.

Cash flows used in operations in the 6M2021 was $999,480 vs. $639,274 in the comparable period. The increase in cash flows used in operations during the period is mainly a result of an increase in receivables of $1,349,473, a decrease in prepaid expenses of $161,064, an increase in accounts payable of $151,740 and an increase in income from operating activities prior to non-cash working capital changes of $676,463 over the comparable period.

Cash Flows Used in Investing Activities

Cash flows used in investing in Q2 2021 was $4,651,327 vs. $2,393,823 in the comparable period. In both the current period and Q2 2020, the spend was primarily related to the acquisition of royalties.

Cash flows used in investing in the 6M2021 was $8,326,598 vs. $2,015,818 in the comparable period. In both the current period and the 6M2020 period, the spend was primarily related to the acquisition of royalties. The comparable period also earned proceeds from the sale of investments of $405,798.

Cash Flows from Financing Activities

Cash flows from financing activities for Q2 2021 was a spend of $152,628 vs. $8,839,752 earned in Q2 2020. During the period, the spend was for share issue costs related to the March 2021 financing. Cash flows earned for the comparative period were primarily comprised of:

•	Financing gross proceeds of $9,749,918 net of $272,915 of share issue costs;

•	Shareholder repayment of $695,500; and

•	Proceeds from stock option and warrant exercises of $72,582.

Cash flows from financing activities for the 6M2021 was $11,697,483 vs. $8,940,272 in the comparable period. Cash flows for the period were primarily comprised of:

•	Financing gross proceeds of $13,354,501 net of $966,011 of share issue costs vs. financing proceeds of $9,749,918 net of $272,915 of share issue costs in the comparable quarter;

•	Repurchase of common shares under the Company’s NCIB program of $691,007 in the current period vs. $nil in the comparable quarter; and

•	Net shareholder repayment of $594,980;

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by other corporations, nor does it hold any material equities or other investments of any kind.

We believe our current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, we may seek additional debt or equity financing as necessary.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at June 30, 2021, the Company did not have any right-of-use assets or lease liabilities.

The Company is committed to minimum annual lease payments for its premise, which renews on a quarterly basis, and certain consulting agreements, as follows:

July 1, 2021 to September 30, 2022
$
Leases	12,980
Consulting agreements	110,909

123,889

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Janet Ivy	2,259,150
Brits	1,250,000
Bullabulling	753,050
Koolyanobbing	564,788
Uley	165,671

4,992,659

Related Party Transactions

Related parties include the Board of Directors and Management, close family and enterprises that are controlled by these individuals, as well as certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the six months ended June 30, 2021 and 2020.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
	$	$	$	$
Short-term employee benefits	419,584	532,685	975,834	688,959
Share-based compensation	205,499	1,360,670	171,405	1,360,670

	625,083	1,893,355	1,147,239	2,049,629

During the year ended December 31, 2019, the Company entered into a shareholder loan agreement. The loan bore interest at 6% per annum, secured against all the assets of the Company, including certain shares of Titan Minerals Ltd, and was repayable in full on or before March 30, 2020, or within 7 days of the shareholder providing the Company with written notice of demand.

On April 29, 2020, the Company signed an amendment to the shareholder loan agreement, whereby, the Company shall repay the amounts due to shareholder, together with all outstanding and unpaid interest accrued, immediately following the release of proceeds from the Financing.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

The changes to the due to shareholder balance are as follows:

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	-	594,980
Interest payments	-	(30,784)
Interest included in accounts payable and accrued liabilities	-	18,336
Interest for the period	-	12,448
Proceeds received	-	100,520
Repayments	-	(695,500)

Balance, end of period	-	-

Changes in Accounting Policies

There were no changes in accounting policies during the six months ended June 30, 2021.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”)

IAS 37 was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

Outstanding Share Data

The authorized share capital of the Company is C$50,000 divided into 500,000,000 shares with a par value of C$0.0001 each. The holders of all common shares are entitled to share equally in dividends declared by the Board of Directors. In the event of a winding-up or dissolution of the Company, the common shareholders share equally and ratably in the assets of the Company, after payment of all debts and liabilities of the Company and after liquidation of any issued and outstanding preferred shares. The Memorandum and Articles of Association (“the Articles”) provide that the holders of common shares generally are entitled to one vote per share.

On July 6, 2021, Vox continued from Cayman Islands to Ontario, Canada. As a result, the authorized share capital of the Company effective July 6, 2021, is an unlimited number of common shares.

As at June 30, 2021 and August 16, 2021, the issued and outstanding securities were as follows:

	August 16, 2021	June 30, 2021
	#	#
Common shares issued and outstanding	39,578,737	39,716,621
Warrants	5,369,891	5,369,891
Stock options	819,826	819,826
Restricted share units	602,379	701,295
Performance share units	791,575	794,332

Fully diluted common shares	47,162,408	47,401,965

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Subsequent to June 30, 2021:

(i)	98,916 common shares were issued on exercise of restricted share units; and

(ii)	236,800 common shares were purchased and cancelled under the NCIB.

Critical Accounting Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the unaudited condensed interim consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the unaudited condensed interim consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the six months ended June 30, 2021 and the year ended December 31, 2020.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s amounts receivable are subject to the credit risk of (i) the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio and (ii) Electric, as described in Note 5 of the unaudited condensed interim consolidated financial statements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company endeavors to have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot be reasonably predicted.

At June 30, 2021, the Company has a cash balance of $5,308,977 (December 31, 2020 - $3,153,958) to settle current liabilities of $1,655,446 (December 31, 2020 - $226,420). All of the Company’s financial liabilities generally have contractual maturities of less than 30 days and are subject to normal trade terms, except for derivative liabilities.

In addition to the commitments disclosed above, the Company is obligated to the following contractual maturities of undiscounted cash flows as at June 30, 2021:

	Carrying amount	Contractual cash flows	Year 1
	$	$	$
Accounts payable and accrued liabilities	1,655,446	1,655,446	1,655,446

Total	1,655,446	1,655,446	1,655,446

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is subject to foreign exchange risk related to cash in Canadian dollars, with a value of C$ 4,511,096 ($3,639,742) and derivative liabilities held in Canadian dollars, with an estimated fair value of C$2,243,084 ($1,862,249) as at June 30, 2021. The Company is therefore subject to gains and losses due to fluctuations in the related currency relative to the US dollar. As at June 30, 2021, a 10% change in the Canadian dollar, would have an impact of $364,000 and $185,000, on cash and derivative liabilities, respectively, and on the unaudited condensed interim consolidated statement of loss and comprehensive loss.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Commodity and share price risk

The Company’s royalty streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of base metals. The price of base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash, current amounts receivable, and accounts payable and accrued liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of derivative liabilities were estimated based on the assumptions disclosed in Notes 14 of the unaudited condensed interim consolidated financial statements.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices include din Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices): and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2021 and December 31, 2020, the Company does not have any financial instruments measured at fair value after initial recognition, except for derivative liabilities, which are calculated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated financial statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at June 30, 2021

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,862,249)	(1,862,249)

	-	-	(1,862,249)	(1,862,249)

As at December 31, 2020

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,042,642)	(1,042,642)

	-	-	(1,042,642)	(1,042,642)

Level 2 Hierarchy

During the six months ended June 30, 2021 and the year ended December 31, 2020, there were no transfers between levels.

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	-	1,035,097
Disposal at cost – shares	-	(10,730)
Realized loss on investments	-	(1,016)
Unrealized loss on investment	-	(1,023,351)

Balance, end of period	-	-

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at June 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	1,042,642	61,697
Issuance of financing warrants	1,372,247	650,012
Change in valuation of financing warrants	(541,392)	105,298
Share-based compensation expense on PSUs	(11,248)	287,332
Change in valuation related to convertible notes	-	(16,647)
Conversion of convertible notes	-	(45,050)

Balance, end of period	1,862,249	1,042,642

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At June 30, 2021, the capital structure of the Company consists of $26,643,595 (December 31, 2020 - $13,917,573) of total equity, comprising of share capital, additional paid-in capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

Risks and Uncertainties

Dependence on third-party operators

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties or streams that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties or streams may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties or streams discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honoured by operators of a project

Royalties and streams are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

To the extent grantors of royalties or streams that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties or streams and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by leveraging the proprietary database previously held by Mineral Royalties Online (“MRO”), which was acquired by Vox in 2020. MRO was a specialist royalty advisory firm with extensive experience in royalty due diligence, sale processes and principal investment. The MRO team have collectively been involved in over $1 billion of royalty transactions across hundreds of royalty agreements over the past 20 years and have historically held senior exploration and commercial roles at major mining companies and financial institutions. In addition, the Company also plans to cultivate close working relationships with carefully selected owners, operators and counterparties in order to encourage information sharing to supplement the historical data and expert analyses provided by the management team formerly with MRO.

Risks faced by owners and operators

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties or streams that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Dependence on future payments from owners and operators

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties or streams that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Security over underlying assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes a counterparty from performing its obligations under an agreement with the Company, the Company would have to enforce its security interest. In the event that the counterparty has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because the counterparty may be owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that vary significantly, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in any local court will be enforceable in those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Unknown defects and impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Company to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Company enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of business arrangements could have a material adverse effect on the Company.

Commodities price risk

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the minerals underlying each of its royalty and streaming assets. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand or industrial development levels. While the Company plans to mitigate this risk by diversifying the underlying commodities in its portfolio of royalties and streams, macro-level factors such as inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant mining countries will impact mining and minerals industries overall. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Each of the minerals underlying the future portfolio of the Company is a commodity, and is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition strategy

As part of the Company’s business strategy, it will seek to purchase a diversity of royalties, streams or similar interests from third-party mining companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. The Company will seek to mitigate this risk by utilizing the MRO database.

Risks related to mineral reserves and resources

The mineral reserves and resources on properties underlying the royalties, streams or similar interests that may or will be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Costs may influence return to Company

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Compliance with laws

The Company’s, owners’ and operators’ operations will be subject to various laws, regulations and guidelines. The Company will endeavour to and cause its counterparties to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s and its counterparties’ interpretation of laws, regulations and guidelines, including applicable stock exchange rules and regulations, may differ from those of others, and the Company’s and its counterparties’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its counterparties may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the business, results of operations and financial condition of the Company. Any potential non-compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Further, any amendment to the applicable rules and regulations governing the activities of the Company and its counterparties may cause adverse effects to the Company’s operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company may operate could result in an increase in the Company’s taxes payable, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the complexity and nature of the Company’s operations, various tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Anti-bribery and anti-corruption laws

The Company is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Rights of third-parties

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company.

Public health crises, including COVID-19 pandemic may significantly impact Vox

Vox’s business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Vox has an interest. Mining operations in which Vox holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. If the operation or development of one or more of the properties in which Vox holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Vox’s profitability, results of operations, financial condition and the trading price of Vox’s securities. The risks to Vox’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Vox’s control, which may have a material and adverse effect on Vox’s business, financial condition and results of operations. In addition, Vox may experience business interruptions as a result of suspended or reduced operations at the mines in which Vox has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Vox, which could in turn have a material adverse impact on Vox’s business, operating results, financial condition and the market for its securities. As at the date of this MD&A, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how Vox may be affected if such pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

Liquidity concerns and future financing requirements

The Company has a limited source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend, in part, on prevailing capital market conditions, as well as its business success. There can be no assurance that the Company will be successful in any efforts to arrange additional financing on terms satisfactory to it, or at all. If additional financing is raised by the issuance of Company shares or securities exchangeable for or convertible into Company shares, control of the Company may change, and investors may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities, or to otherwise remain in business.

In the event that the Company is unable to secure necessary financing in the future, it may be forced to liquidate some or all of its assets, including its investments in other publicly traded issuers. In such event, there is no certainty that such sales would yield sufficient proceeds and such sales could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks related to foreign jurisdictions and emerging markets

The majority of the properties on which Vox holds royalties or streams are located outside of Canada. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties or streams that may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Company’s plan is to apply various methods, including utilizing the data it will have available from the MRO database, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties or streams. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Foreign currency risks

While the Company reports its financial results in United States dollars, the Company’s investments are in other currencies and many of its royalty interests are denominated and payable in other currencies. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Operating history

Vox has a limited business history. While members of Vox’s management and the Vox Board have significant expertise within the natural resource and finance sectors, Vox itself has a limited history of operations in the royalty and streaming industry, and there can be no assurance that the business will be successful or profitable or the Company will be able to successfully execute its proposed business model and growth strategy. If the Company is unable to execute its business model and growth strategy, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition

There is potential that the Company and its counterparties will face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, against these competitors. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Conflicts of interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities, including certain officers, directors and consultants that provide services to other companies involved in natural resources investment, exploration, development and production. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Litigation risks

The Company may become party to legal claims or disputes with royalty payors arising in the ordinary course of business. There can be no assurance that any such legal claims or disputes will not result in significant costs to the Company and difficulties enforcing its contractual rights. In addition, potential litigation may arise on a property underlying the royalties or streams that are or may be held by the Company. As a royalty or stream holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties or streams that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Vox Royalty Corp.

Management Discussion & Analysis

For the three and six months ended June 30, 2021

Dividend policy

The declaration, timing, amount and payment of dividends are at the discretion of the Company Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Vox; fluctuations in the value of the U.S. dollar relative to other currencies; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Vox holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Vox holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Vox holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Vox; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Vox holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Vox holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Vox holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Vox holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Vox undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.